EXHIBIT 28

Meilee Smythe                                                      Embargo until
Senior Vice President - Treasurer                             8:00 a.m. (E.S.T.)
602/ 207-2664


THESE ARE THE EARNINGS FOR FINOVA CAPITAL CORPORATION, THE PRINCIPAL SUBSIDIARY OF THE FINOVA GROUP INC., WHOSE EARNINGS WERE RELEASED JANUARY 14, 1999

                           FINOVA CAPITAL CORPORATION

                  Announces 21% Increase in Net Income for 1998

PHOENIX, ARIZ., JAN. 15, 1999 - FINOVA Capital Corporation today announced record net income of $173.5 million for the year ended Dec. 31, 1998, a 21% increase over the $143.1 million reported in 1997.

For the fourth quarter of 1998, net income was $47.4 million compared to $39.7 million in the fourth quarter of 1997, an increase of 19%.

FINOVA Chairman and CEO Sam Eichenfield commented, "I'm extremely pleased with the performance of the company in 1998, which included improved performances by substantially all of the FINOVA businesses. The year's results further reinforce the value of having a number of diversified businesses as well as the acquisitions made in the latter part of 1997. An example of this acquired value was demonstrated by FINOVA Realty Capital which overcame difficult market conditions to originate and sell approximately $500 million of commercial mortgage backed securities (CBMS) in the fourth quarter of 1998, resulting in net CMBS gains of $23.1 million for the quarter."

New business for the fourth quarter of 1998 was $3.1 billion, consisting of $1.2 billion of new leases and loans and $1.9 billion of fee-based volume, compared to total new business of $2.9 billion for the fourth quarter of 1997. For the year, new business totaled $11.2 billion compared to $7.8 billion in 1997, with the backlog of new business at $1.9 billion, a level 21% higher than Dec. 31, 1997.

Operating margins grew by 15% to $148.8 million in the fourth quarter of 1998 compared to the same period in 1997, and by 21% to $550.3 million for all of 1998. Operating margins as a percentage of average earning assets remained consistent at 6.4% for both the fourth quarter and full year 1998 which compares to 6.6% and 6.2% for the respective 1997 periods.

"Our portfolio grew by more than 19% for the year to $10.5 billion, culminating with an outstanding fourth quarter that grew by an annualized rate of 26%," Eichenfield said. "This substantial growth was achieved without compromising our underwriting standards thus preserving the high quality of the portfolio." Nonaccruing assets were at 2.0% of managed assets, while net write-offs for the quarter and twelve-month periods of 1998 were $19.8 million and $56.8 million, respectively, compared to $14.0 million and $43.2 million for the equivalent periods in 1997. The reserve for credit losses remained at 2.0% of managed assets and increased to 101.2% of nonaccruing assets at Dec. 31, 1998 from 94.5% at Dec. 31, 1997. Loss provisions to cover write-offs and the portfolio growth were $37.7 million in the fourth quarter of 1998 compared to $20.9 million for the comparable 1997 period.

Net gains on sale of assets for the fourth quarter of 1998 totaled $30.8 million versus $7.9 million for the same period in 1997. The amount included traditional gains from the sale of residuals and other assets plus substantial gains recorded from the sale of loans via the CMBS market. As noted earlier, net gains realized from the CMBS market totaled $23.1 million during the quarter, which were net of recognized hedge losses of $7.9 million.

Operating expenses for the fourth quarter and full year 1998 were $65.2 million and $241.1 million, respectively, compared to $53.3 million and $190.5 million for the same periods in 1997. The 1998 periods included expenses related to FRC, acquired in the fourth quarter of 1997, which typically run higher than FINOVA's traditional commercial finance businesses. Operating expenses as a percentage of operating margins were 43.9% and 43.8% for the fourth quarter and full year 1998, respectively, compared to 41.2% and 41.8% for the comparable 1997 periods. Excluding the FRC expenses, FINOVA's operating expense ratio would have been 41.4% and 41.1% for the fourth quarter and year ended Dec. 31, 1998, respectively.

Income taxes were higher in the 1998 periods due to the increase in pre-tax income as well as to the realization of certain tax credits in the 1997 periods.

FINOVA Capital Corporation is one of the nation's leading financial services companies focused on providing a broad range of capital solutions primarily to midsize business. FINOVA is headquartered in Phoenix with business development offices throughout the U.S. and in London, U.K., and Toronto, Canada. FINOVA was recently named one of FORTUNE's "Best 100 Companies To Work For In America." For more information, visit the company's website at www.finova.com.

                                       ###

                           FINOVA Capital Corporation
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                             (Dollars in Thousands)


                                      Quarter Ended         Twelve Months Ended
                                       December 31,             December 31,
                                  ---------------------   ---------------------
                                     1998        1997        1998        1997
                                     ----        ----        ----        ----
Interest earned from financing
 transactions                     $ 251,005   $ 208,274   $ 905,775   $ 781,076
Operating lease income               28,095      31,756     116,202     116,920
Interest expense                   (131,566)   (111,446)   (479,360)   (416,093)
Operating lease depreciation        (18,541)    (21,203)    (70,081)    (72,989)
                                  ---------   ---------   ---------   ---------
Interest margins earned             128,993     107,381     472,536     408,914
Volume-based fee income              19,777      21,774      77,723      46,728
                                  ---------   ---------   ---------   ---------
Operating margin                    148,770     129,155     550,259     455,642
Provision for credit losses         (37,700)    (20,900)    (82,200)    (69,200)
Gains on disposal of assets          30,781       7,854      55,024      30,261
Selling, administrative and
other operating expenses            (65,241)    (53,262)   (241,074)   (190,525)
                                  ---------   ---------   ---------   ---------
Income before income taxes           76,610      62,847     282,009     226,178
Income taxes                        (29,173)    (23,134)   (108,490)    (83,088)
                                  ---------   ---------   ---------   ---------
Net income                        $  47,437   $  39,713   $ 173,519   $ 143,090
                                  =========   =========   =========   =========

                           FINOVA Capital Corporation
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                     As of December 31,
                                         -------------------------------------
FINANCIAL POSITION:                         1998          1997         1996
                                            ----          ----         ----
Ending funds employed                    $10,011,536   $8,399,456   $7,298,759
Securitizations and participations
 sold (2)                                    537,596      457,967      364,546
                                         -----------   ----------   ----------
 Total managed assets                     10,549,132    8,857,423    7,663,305
Reserve for credit losses                    207,618      177,088      148,693
Nonaccruing assets                           205,233      187,356      155,505
Nonaccruing assets as % of managed
 assets (3)                                      2.0%         2.1%         2.0%
Reserve for credit losses as a % of:
 Ending managed assets (3) (4)                   2.0%         2.0%         2.0%
 Nonaccruing assets                            101.2%        94.5%        95.6%
Total debt                               $ 8,394,578   $6,764,581   $5,850,223
Shareowner's equity                        1,341,757    1,260,068    1,069,043
Backlog                                    1,935,106    1,601,218    1,477,239
Total Debt to equity                            6.3x         5.4x         5.5x


                              For the Quarter Ended        For the Year Ended
                                   December 31,               December 31,
                             ------------------------   -----------------------
PERFORMANCE HIGHLIGHTS:          1998         1997         1998          1997
                                 ----         ----         ----          ----
Average managed assets       $10,305,265   $8,636,826   $9,500,539   $8,153,076
Average earning assets(5)      9,277,961    7,806,934    8,544,431    7,356,845
New business                   1,238,803    1,000,383    3,979,265    3,311,105
Fee-based volume               1,856,692    1,860,586    7,257,003    4,532,494
Net write-offs                    19,828       14,035       56,758       43,200
Net write-offs (annualized)
 as a % of average managed
 assets(3)                          0.78%        0.66%        0.60%        0.54%
Operating margin (annualized)
 as a % of average earning
 assets                              6.4%         6.6%         6.4%         6.2%
Interest margins earned
 (annualized) as a % of
 average earning assets              5.6%         5.5%         5.5%         5.6%
Selling, administrative and
 other operating expenses as
 a % of operating margin            43.9%        41.2%        43.8%        41.8%
Selling, administrative and
 other operating expenses as
 a % of operating margins
 plus gains                         36.3%        38.9%        39.8%        39.2%

----------
(1) Averages for the periods presented are based on month-end balances.
(2) Securitizations are assets sold under securitization agreements and managed by the Company.
(3) Excludes participations sold in which the Company has transferred credit risk.
(4) Excludes financing contracts held for sale.
(5) Average earning assets equal average funds employed less average deferred taxes on leveraged leases and average nonaccruing assets.